December 15, 2005


Mr. Matt Wayrynen
President, Chief Executive and Financial Officer
Berkley Resources, Inc.
455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1


	Re:	Berkley Resources, Inc.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 1, 2005
File No. 000-18939


Dear Mr. Wayrynen:

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2004, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Operating and Financial Review and Prospects, page 15

Liquidity and Capital Resources, page 17

1. We note that although you disclose you have a working capital deficiency at December 31, 2004 of $1,039,862, you believe cash flow will be sufficient to cover operating needs for the next fiscal year.
However, from your Statements of Cash Flows it appears the only period in which you had cash inflow from operations was 2004. Given the earlier history of cash outflow from operations, it would be helpful to expand your disclosure to include the reasons you believe the more recent financial information is more indicative of future performance. Also address how you plan to cover the working capital deficit, including the specific facts and circumstances known by management that are necessary to provide the reader an understanding of your liquidity and capital resources.

Controls and Procedures, page 28

2. We note your disclosure stating that your "...chief executive officer along with the Company`s principal financial officer concluded that the Company`s disclosure controls and procedures...are effective in timely alerting them to material information relating to the Company required to be included in this Form 20-F." Please understand that the term disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), is somewhat more comprehensive, entailing the following:

"controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms."

Please revise your disclosure to clarify whether your conclusion about the effectiveness of your disclosure controls and procedures considered all aspects of the definition above.

Audit-Related Fees, page 28

3. You state that there were no fees billed for assurance and related services that are reasonably related to the performance of the audit or review of your financial statements for the years ended December
31, 2004 and 2003. Please expand your disclosure to clarify what types of services you are referring to when you state "assurance and related services." Sometimes the term assurance is synonymous with an audit of financial statements performed by an independent accountant. The manner by which you are compensating your auditors should be clear.

Report of Independent Registered Chartered Accounting Firm, page
F-1

4. We note that the audit report of Staley, Okada & Partners covers the year ended December 31, 2004, and includes language indicating that prior years were audited by other auditors. The guidance in
Item 8.A.3 of the Form 20-F instructions require audit reports covering all three years for which financial statements are presented. In order to comply, you will need to either obtain permission from your prior auditors to include their audit report in your amended filing, or obtain a new audit for the earlier periods.

If the previous audit reports were not included due to the prior auditors not being registered with the Public Company Accounting
Oversight Board, you should include a copy of the prior audit report with explanatory language in the heading to state from management`s perspective that:

* the audit report is a copy of the original report,
* the audit report has not been reissued by the auditing firm, and
* if applicable, that you have been advised that the auditing firm has not registered with the PCAOB as it has ceased to provide auditing services to public companies for purposes of meeting their reporting obligations in the United States.

Please contact us by telephone prior to filing your amendment if you require further guidance or clarification.

Supplemental Disclosure of Non-Cash Financing and Investing
Activities, page F-6

5. Please revise your disclosure to clarify the reasons stock option compensation is included within your table of Non-Cash Financing and
Investing Activities.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Matt Wayrynen
Berkley Resources, Inc.
December 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010